SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aspen Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
04530L203

(CUSIP Number)

November 2, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04530L203	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
Malcolm F. MacLean IV (1)

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER

1,411,194 shares of Common Stock (2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,411,194 shares of Common Stock (2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,411,194 shares of Common Stock (s) (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6% (4)
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 04530L203	13G	Page 3 of 7 Pages

(1)	Name of Person Filing:

This Schedule 13G is being filed by Malcom F. MacLean IV, who holds investment authority over various accounts (the “Managed Entities”)

(2)	The reporting person holds dispositive and voting power of the shares held by each of the Managed Entities.

(3)	The amount is Row (9) is aggregate amount indirectly/beneficially owned by the reporting person, Mr. MacLean, pursuant to his investment authority over the Managed Entities.

(4)	Based on 25,217,456 shares of common stock reported to be outstanding as of July 31, 2022, as reported in the issuer’s Form 10-Q dated September 14, 2022.

(5)	The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b), other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 04530L203	13G	Page 4 of 7 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Aspen Group, Inc.

(b)	Address of Issuer:

276 Fifth Avenue, Suite 505, New York, New York 10001

Item 2. Identity and Background.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Malcom F. MacLean IV, who holds investment authority over the Managed Entities.

(b)	Address of Principal Business Office or, if none, Residence:

125 Gaither Drive, Suite L Mount Laurel, NJ 08054

(c)	Citizenship or Place of Organization:

Malcom F. MacLean IV is a United States Citizen.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

04530L203

CUSIP No. 04530L203	13G	Page 5 of 7 Pages

Item 3.

Not applicable.

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 25,217,456 shares of common stock reported to be outstanding as of July 31, 2022, as reported in the issuer’s Form 10-Q dated September 14, 2022.

(c)	Malcolm F. MacLean IV may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,411,194 shares of Common Stock. To the extent Mr. MacLean IV is deemed to beneficially own such shares, Mr. MacLean IV disclaims ownership of these securities for all other purposes.

(d)	The reporting person is an indirect beneficial owner of 1,411,194 shares of Common Stock.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 04530L203	13G	Page 6 of 7 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 04530L203	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 14, 2022	By:	/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV